Anthony T. Skiadas Senior Vice President and Controller	Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036 Phone 908 559-5741 tony.skiadas@verizon.com

September 22, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Verizon Communications Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 1-08606

Dear Mr. Pacho,

Verizon Communications Inc. (“Verizon”, the “Company”, “we”) respectfully provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 26, 2015, relating to the above-referenced filing.

To facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2014

Exhibit 13

Note 14. Segment Information

You disclose that you have operations in two reportable segments, Wireless and Wireline. We note on page 8 that you organize your Wireline service and product offerings by the primary customers targeted. In addition we note the remarks in your earnings calls of the impact on operating results of the FiOS platform. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating segments, please provide us with the following information:

●	Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker (“CODM”) and senior management team;

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●	Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;

●	Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;

●	Identify and describe the role of each of your segment managers;

●	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

●	Describe the information regularly provided to the CODM and tell us how frequently it is prepared;

●	Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;

●	Describe the information about Wireline’s product and service offerings that are provided to the CODM, tell us whether there are managers accountable for the product and service offerings, and if so, tell us who they are accountable to;

●	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

●	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,

●	Describe the basis for determining the compensation of the individuals that report to the CODM.

In responding to the Staff’s comment, we believe it will be helpful to describe our application of FASB ASC 280, including our basis for concluding that we have two operating segments which are also our reportable segments as of December 31, 2014. We believe this background information will help the Staff to understand how our chief operating decision maker (“CODM”) utilizes information to make key operating decisions and assess performance. We respectfully advise the Staff that the Company’s determination of its operating segments is consistent with its management approach and the specific criteria of what constitutes an operating segment in accordance with FASB ASC 280.

OVERVIEW OF SEGMENT OPERATIONS

Below we describe the significant aspects of each of our Wireless and Wireline businesses with a focus on our Wireline business.

Network

The Company is organized and managed around its Wireless and Wireline communications networks. The Wireless network is domestic in nature and covers virtually all of the population of the United States. The Wireline network is largely domestic in nature and although its revenues are substantially domestic it does have some international reach. Although the Wireless and Wireline networks have certain common elements, such as fiber connectivity, they remain largely separate at this time, and as of December 31, 2014, were individually managed by two Segment Managers who reported directly to the Company’s Chairman and Chief Executive Officer (“CEO”). The Segment Manager for

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Wireless was the Executive Vice President (“EVP”) and President and CEO Verizon Wireless. The Segment Manager for Wireline was the EVP and President Global Enterprise and Consumer Wireline.

Our Wireless and Wireline communications networks represent our most strategic assets. We made capital investments of $8.9 billion, $9.4 billion and $10.5 billion in our Wireless communications network during 2012, 2013 and 2014, respectively. We made capital investments of $6.3 billion, $6.2 billion and $5.8 billion in our Wireline communications network during 2012, 2013 and 2014, respectively. In addition, depreciation of our networks and cost of network management are significant expenses of our segments, representing approximately 14% and 21% of Wireless and Wireline segment expenses during 2014, respectively.

Products and Services

Through each of our operating segments, we provide a variety of products and services which are delivered to our customers over our common Wireless or Wireline communications networks.

Wireless

Our Wireless segment, with operating revenues of $87.6 billion in 2014, provides wireless communications services across one of the most extensive wireless networks in the United States. We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowance is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without a long-term contract or credit verification by paying for all services in advance. In addition, we offer companies access to our wireless network to provide wireless connections for their machine-to-machine devices.

Wireline

In our Wireline segment, we deliver our product and service offerings across a common Wireline communication network. We organize these products and services based on the customer groups – Mass Markets, Global Enterprise and Global Wholesale – to whom they are marketed and delivered.

●	Our Mass Markets product and service offerings, which accounted for operating revenues of $18.0 billion in 2014, include various offerings to residential and small business subscribers. These offerings include broadband services (including High-speed Internet, FiOS Internet and FiOS Video services), local exchange (basic service and end-user access) and long distance (including regional toll) voice services to residential and small business subscribers.

●	Our Global Enterprise product and service offerings, which accounted for operating revenues of $13.7 billion in 2014, include offerings to medium and large domestic and multinational businesses, such as networking products and solutions, advanced communication services for voice and data as well as cloud services.

●	Our Global Wholesale product and service offerings, which accounted for operating revenues of $6.2 billion in 2014, include offerings to local, long distance and other carriers that use our facilities to provide services to their customers, such as data, voice and broadband services.

Centralized Functions

A significant portion of our costs relate to centralized functions and activities, such as network operations, engineering, information technology, human resources, marketing and branding, real estate management, sourcing, and other corporate managed functions and activities. These costs are allocated to or within the operating segments. We also incur certain direct costs with respect to

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our product and service offerings, such as, content costs, sales related costs and certain access costs, as well as other costs. We track these costs, along with associated revenues, to arrive at a Contribution Margin for each of our Wireline customer groups. Approximately half of the expenses in the Wireline segment are not direct costs of our products and services but are directly or indirectly incurred to support the Wireline network or Wireline segment activities.

DETERMINATION OF CHIEF OPERATING DECISION MAKER

Based on the Company’s organizational structure and assignment of responsibilities, the Company’s Chairman and CEO determines the Company’s overall business strategy and is responsible for decisions with respect to the allocation of resources and assessment of performance. In addition, the Chairman and CEO leads all strategic and key operational aspects of the Company’s Wireless and Wireline businesses, evaluates the performance of the Segment Managers and makes decisions about the allocation of resources to the operations the Segment Managers manage. As such, the Chairman and CEO is the Company’s CODM.

The CODM’s responsibility is not a shared responsibility. Furthermore, although certain decisions made by the Chairman and CEO require approval of Verizon’s Board of Directors, these decisions are consistent with general corporate governance requirements, such as the purchase or disposition of significant assets and the approval of the Company’s annual aggregate capital budget, and do not include decisions that are related to the normal allocation of resources and performance assessment.

ORGANIZATIONAL REPORTING

As of December 31, 2014, Verizon had two Segment Managers – one responsible for Wireless and one responsible for Wireline. The Segment Manager for Wireline was the EVP and President Global Enterprise and Consumer Wireline. The Segment Manager for Wireless was the EVP and President and CEO Verizon Wireless. Both of these Segment Managers reported directly to the CODM.

In addition to the Segment Managers noted above, as of December 31, 2014, the following leaders reported directly to the Company’s Chairman and CEO:

●	EVP and Chief Financial Officer

●	EVP - Strategy, Development and Planning

●	EVP and Chief Information Officer

●	EVP - Public Policy and General Counsel

●	EVP and Chief Administrative Officer

●	EVP and Chief Technology Officer

●	EVP and President - Product and New Business Innovation

●	EVP and Chief Marketing Officer

Please reference Exhibit A for the Company’s organization chart identifying the positions, roles, and functions that report directly to the Company’s Chairman and CEO.

Early in the first quarter of 2015, the Company reorganized the roles and responsibilities of certain executive management personnel which resulted in one executive – our EVP and President of Operations – being responsible for the operations of both the Wireless and Wireline segments.

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This reorganization did not result in a change in our operating segments because it did not impact the determination of our CODM or how our CODM manages our businesses and makes decisions. The positions resulting from the Company’s organizational realignment were the ones included in our Form 10-K for the fiscal year ended December 31, 2014. Please reference Exhibit B for the Company’s organization chart effective for the first quarter 2015.

OVERVIEW OF INFORMATION USED BY CODM TO ASSESS OPERATING PERFORMANCE, ALLOCATE RESOURCES, AND MAKE DECISIONS

The primary measure used by the Company’s CODM to assess performance and allocate resources is Adjusted Operating Income. Adjusted Operating Income is used because this performance measure contains significant network-related costs, namely depreciation and network management costs, as well as the costs of each segment’s centralized functions and allocated corporate expenses. Adjusted Operating Income is calculated by excluding the effect of non-operational items (e.g., benefit actuarial gains and losses, gains and losses arising from strategic transactions) from the calculation of operating income. This measure is reported to and evaluated by the CODM at the Wireline, Wireless and consolidated Company levels.

In addition to Adjusted Operating Income, the Company’s CODM is provided with additional financial measures related to the Company’s operations. Such other measures include, at the operating segment level, earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA is determined and presented as a measure of profit at the segment level for Wireless and Wireline; however, it is not the primary measure used by the CODM as it does not include depreciation and amortization expenses that are included in Adjusted Operating Income.

The Company’s determination of its operating segments is consistent with its management approach and the specific criteria of what constitutes an operating segment in accordance with FASB ASC 280. The CODM makes key operating and budgeting decisions at the Wireless and Wireline operating segment level because substantially all of the Company’s products and services are delivered over, and revenues are generated by, its Wireless and Wireline communications networks. The performance of these two networks is critical to the success of our product and service offerings and therefore is an integral factor when the CODM assesses financial performance and makes key operating and budgeting decisions.

RESPONSES TO INDIVIDUAL STAFF QUESTIONS

The Company has concluded that the Wireless and Wireline businesses are operating segments as defined in FASB ASC 280. To facilitate the Staff’s understanding of how the Company has applied the guidance in FASB ASC 280 in identifying these operating segments, please see our responses below to the Staff’s comments.

●	Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker (“CODM”) and senior management team

Please reference Exhibit A. The organization chart and discussion of roles and responsibilities reflect the Company’s leadership team as of December 31, 2014. Exhibit B includes an organizational chart and discussion of roles and responsibilities of the leadership team following the management reorganization in the first quarter of 2015.

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●	Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM

Please reference Exhibit A and B and the response above.

●	Identify for us each of the operating segments you have determined in accordance with FASB ASC 280

We respectfully advise the Staff that, in accordance with FASB ASC 280-10-50-1, the Company has determined it has two operating segments, Wireless and Wireline, as of and for the year ended December 31, 2014 because they have the following characteristics:

a)	They have business activities from which revenues are earned and expenses are incurred;

b)	Their operating results are regularly reviewed by the Company’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

c)	Discrete financial information is available.

The Wireless and Wireline segments constitute substantially all of the Company’s business activities from which revenues are earned and costs are incurred and that the Company’s CODM uses to make decisions and assess financial performance.

As more fully described below, the CODM establishes revenue and profitability targets at the operating segment level and then relies on his Segment Managers, who report directly to him, to develop operating plans to meet these annual targets. The CODM establishes annual capital expenditure thresholds for each of the Wireless and Wireline operating segments and then relies on his Segment Managers along with other direct reports including the EVP and Chief Information Officer and the EVP and Chief Technology Officer to determine the allocation to projects within each of the operating segments.

The CODM evaluates operating performance by reviewing the Adjusted Operating Income of the total Wireless and total Wireline operating segments and evaluates the performance of his Segment Managers based on this measure. Finally, the CODM makes key operating decisions at the operating segment level and relies on his Segment Managers to develop the plans to implement these decisions.

●	Identify and describe the role of each of your segment managers

Please reference Exhibit A and the response above.

●	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings

The Company’s CODM has regularly scheduled meetings with his direct reports on a weekly basis. These weekly meetings are focused on operational matters, such as sales, network and customer service metrics and related results. Except as noted below, the Company’s CODM does not review any financial information to prepare for, nor is any financial information discussed or reviewed during, such meetings.

Once per month during such weekly meetings, the Company’s EVP and Chief Financial Officer provides a verbal financial update, on both a consolidated and segment basis for the particular period, to the Company’s CODM and his direct reports.

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The CODM also has regularly scheduled meetings with his direct reports and other members of senior management at the conclusion of each quarter in order to prepare for the Company’s quarterly earnings release. The financial information reviewed and discussed at these meetings is presented on a more summarized basis than the monthly information provided to the CODM, as it is used to prepare for investor relations activities in conjunction with the Company’s quarterly earnings release.

●	Describe the information regularly provided to the CODM and tell us how frequently it is prepared

On a monthly basis, the CODM is provided with information related to both the operational and financial performance of the Company for that particular period.

The operational information provided to the CODM includes, on a segment or customer group basis, gross and net-adds, billed lines, penetration, connections, headcount and customer service metrics, among other information.

The financial information, which is organized and presented on a consolidated basis and at the Wireless and Wireline operating segment levels, includes total Revenues, Expenses, Contribution Margin, EBITDA, Adjusted Operating Income, Cash Flow and Capital Expenditures, as well as Corporate activities. The financial data provided to the CODM includes budget to actual variances.

The financial information also includes the Contribution Margin for each of the Wireline customer groups (Mass Markets, Global Enterprise and Global Wholesale). Contribution Margin, which is defined as revenues less direct costs and certain allocations, is a useful measure in determining how much margin is generated by each customer group to cover segment costs.

In addition, as discussed above, on a quarterly basis, the CODM and his senior management team are provided with financial information presented on a more summarized basis than the monthly information provided to the CODM. This information is used to prepare for investor relations activities in conjunction with the Company’s quarterly earnings release.

●	Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared

In 2014, the Board of Directors held seven regularly scheduled meetings. At each regularly scheduled meeting, the EVP and Chief Financial Officer presented a Financial Report. This report is strategic in nature and includes consolidated and segment financial and operational results and forecasts at a level equivalent to or more summarized than the information regularly provided to the CODM. The Financial Report may also include additional information, such as information on financing plans, treasury activity, tax matters, capital investments, working capital initiatives and dividend proposals.

In addition, the Board of Directors, on a monthly basis, receives a financial highlights report. This report provides quarter and year-to-date results for the Company at a consolidated level (i.e., Total Revenue, Cash Expenses, EBITDA, Net Income, Earnings Per Share (“EPS”), Cash Flow From Operations, Capital Expenditures, Free Cash Flow), and for the Wireless and Wireline operating segments (i.e., Revenues (broken out by Service and Equipment for Wireless, and broken out by Mass Markets, Enterprise and Wholesale for Wireline), Segment EBITDA, Cash Flow From Operations, Capital Expenditures), and Key Operating Metrics.

The Board conducts its oversight responsibilities through four standing committees: Audit, Corporate Governance and Policy, Finance and Human Resources. Each committee is regularly provided with the information that it requires to carry out the responsibilities set forth in its charter. For example, in connection with its duty to oversee financial reporting and disclosure matters, the Audit Committee regularly receives information relating to the Company’s consolidated and segment quarterly results.

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In connection with its duty to monitor the Company’s capital needs and financing arrangements, the Finance Committee regularly receives information relating to the Company’s consolidated financial results and forecasts, including its consolidated cash flows from operations, capital expenditures, free cash flow and debt position, as well as other information regarding the Company’s corporate-level treasury activities, including information regarding financing activities, risk management and funding of employee benefit obligations.

●	Describe the information about Wireline’s product and service offerings that are provided to the CODM, tell us whether there are managers accountable for the product and service offerings, and if so, tell us who they are accountable to

Please reference the “Overview of Segment Operations” section above for a description of Wireline’s product and service offerings. The Company’s CODM receives financial and operational information with respect to each of Wireline’s customer groups – Mass Markets, Global Enterprise and Global Wholesale. This financial and operational information includes revenues, Contribution Margin and operational data for each group.

As of December 31, 2014, the President - Enterprise Solutions, whose responsibilities included Global Wholesale, and the President - Consumer and Mass Business Markets reported and were accountable to the Company’s Wireline Segment Manager, the President of Global Enterprise and Consumer Wireline. The primary responsibilities for these individuals reporting to the Wireline Segment Manager are to drive profitable sales growth and service delivery of the sales channels they oversee. The President - Enterprise Solutions and the President - Consumer and Mass Business Markets were not directly accountable to, and did not regularly review operating performance with, the Company’s CODM.

●	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget

We respectfully advise the Staff that the Company’s budget preparation and approval process is driven by the CODM with a top-down approach focused on the Wireless and Wireline operating segments. This top-down approach applies to the operating and capital budget preparation and approval process.

The CODM establishes revenue and profitability targets at the operating segment level and then relies on the Segment Managers who report directly to him to develop operating budget plans to meet these annual targets. The CODM establishes annual capital expenditure thresholds for each of the Wireless and Wireline operating segments and then relies on the Segment Managers along with other of his direct reports including the EVP and Chief Information Officer and EVP and Chief Technology Officer to determine the allocation to individual projects within each of the operating segments.

Verizon’s target setting process is a centralized function administrated by Corporate Finance in coordination with the business leaders, which encompasses the full spectrum of analyzing market trends, economic trends, analysts’ expectations and Verizon’s current three-year strategic plan, along with a current rolling forecast that has been provided by the segments (Wireless and Wireline).

Following review and any revisions required by the CODM, the CODM approves the targets that are communicated to the Segment Managers. The Wireless and Wireline Segment Managers prioritize their initiatives in order to meet the CODM targets for profitability and capital investment thresholds.

The Segment Managers have the managerial discretion to set certain targets at lower levels (e.g., revenue targets), but must adhere to the aggregate Wireline and Wireless Adjusted Operating

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Income and capital investment targets as outlined by the CODM. The Wireless and Wireline Segment Managers align their detailed budget plans with the CODM targets. Subsequently, the Wireless and Wireline operating and capital plans are presented to the Board of Directors.

●	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances

On a monthly basis, the Company’s CODM is provided with information related to both the financial and operational performance of the Company on a consolidated and segment basis for the particular period. This information also includes comparisons of performance against the segment’s operational and capital budgets.

The information is presented to the CODM by the Senior Vice President of Financial Planning & Analysis and the Company’s EVP and Chief Financial Officer. The CODM evaluates operating performance by reviewing the Adjusted Operating Income of the total Wireless and total Wireline operating segments and evaluates the performance of the Segment Managers based on this measure. The CODM makes key operating decisions at the operating segment level and relies on his Segment Managers to develop the plans to implement these decisions.

●	Describe the basis for determining the compensation of the individuals that report to the CODM

The Human Resources Committee of the Company’s Board of Directors oversees the development and implementation of the total compensation program for Verizon’s executive officers and Section 16 officers. The key pay elements of the compensation program, as described in further detail in our 2015 Proxy Statement on Schedule 14A filed March 23, 2015, are a base salary, short-term incentive (“STI”) opportunity and long-term incentive (“LTI”) opportunity for all of our over 2,000 employees who receive annual equity-based incentive awards, including the executives that report directly to the CODM.

The performance measures used to determine both the STI and LTI opportunities are based on Company, not operating segment, performance. The STI opportunity represents annual variable cash compensation based on the achievement of annual performance measures. During 2014, the STI opportunity was based upon achieving specific goals under the following Company-wide measures: Total Revenue, Free Cash Flow, Adjusted EPS, and Diversity and Sustainability. The LTI opportunity consists of long-term variable equity awards granted annually as a combination of Performance Stock Units (“PSUs”), representing 60% of the LTI award value payable in cash, and Restricted Stock Units (“RSUs”), representing the remaining 40% of the award value payable in Verizon shares.

PSU awards are subject to both performance-based and time-based vesting requirements. The number of PSUs actually earned and paid is determined based upon Verizon’s achievement of pre-established performance goals over a three-year performance cycle. The performance goals for awards over the 2014-2016 performance cycles are based upon Verizon’s relative total shareholder return (“TSR”) performance as compared to its peer companies and Verizon’s cumulative free cash flow. RSUs are denominated in Verizon stock and are not subject to any performance-based vesting conditions.

* * * * *

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The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding the Company’s responses, you may contact me at (908) 559-5741 or Monty Garrett at (908) 559-3055. In addition, we respectfully request that you provide a facsimile of any additional comments that you may have to my attention (fax: (908) 696-2056).

Sincerely,

/s/ Anthony T. Skiadas

Anthony T. Skiadas

Senior Vice President and Controller

cc:	Mr. Francis J. Shammo
Mr. William L. Horton, Jr.
Mr. Monty W. Garrett

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Exhibit A

Verizon Leadership Team December 31, 2014 (1)

(1) as reflected in HR records

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Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014

Lowell McAdam: Chairman and Chief Executive Officer

❖	Works with the Board and executive team to develop a bold strategic vision for Verizon as a leading force in the digital economy. Drives the transformation of the Company to unleash new value sources beyond the network and will deliver a seamless, integrated, simplified and intuitive customer experience, defines winning strategies to disrupt the market place, and drives Verizon’s premium brand positioning. Key contributor to the corporate strategic plan and long-term vision
❖	Drives a growth and innovation agenda that will leverage Verizon’s unique portfolio of assets and investments in new technology ventures. Ensures that Verizon will be the leader in defining the communications industry. Drives customer growth, revenue and profit growth through new business models across Verizon’s three-tier strategy of connectivity, platforms and solutions and through novel and disruptive product and market development. Makes calculated bets on future investments and partnerships to achieve the strategic vision of the Company
❖	Leads all strategic and key operational aspects of the Wireless and Wireline businesses with a sharp focus on financial, operating performance, and customer engagement to drive shareholder value. Develops a world-class team and creates an agile, innovative culture to compete in the digital economy
❖	Be an influential industry thought leader and spokesperson for Verizon to shape its reputation and the regulatory, operating, and commercial environment in which it does business

Francis Shammo: EVP and Chief Financial Officer

❖	Directs and provides strategic direction on the financial plans and policies of Verizon
•	Establishes and maintains fiscal controls
•	Oversees preparation and interpretation of financial reports and regulatory filings and the safeguarding of the Company’s assets
•	Guides the development and maintenance of all accounting policies and controls
•	Establishes strategic policies for budgeting, forecasting, tax research, and compliance
•	Leverages technology to collect and evaluate enterprise-wide financial metrics needed for real-time decisions and course-correction
❖	Key contributor to the corporate strategic plan and long-term vision
•	Provides strategic assistance to senior management in long-term planning
•	Provides the highest level of technical advice on financial affairs such as business development opportunities, acquisitions, or divestitures
❖	Establishes and maintains good corporate relations with the investment and banking communities
•	Directs Investor Relations in the implementation of a communication strategy that optimizes the investing public’s impression of Verizon’s financial condition

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Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014 (Continued)

Daniel Mead: EVP and President and CEO Verizon Wireless

❖	Oversees the Verizon Wireless business, including direction of all sales, marketing, and operations for the United States’ largest and most reliable 4G LTE network
•	Leads the delivery of industry-leading performance for customers
•	Leads organizations in operating efficiently and cost-effectively in the core network, and directs the enablement of next generation products to drive sustainable revenue
•	Drives revenue growth and expands market leadership through the implementation of new products and services as well as improvements to and the evolution of current offerings
•	Leads improvement of service delivery through leveraging key systems and platforms
❖	Executes and delivers on the strategy for Verizon Wireless products and is a key contributor to the firm’s long-term vision
•	Leverages Verizon’s investment in technology to provide an industry-leading level of connectivity to consumers
•	Establishes business priorities and key metrics for continued growth and advancement of the organization, and leverages Verizon’s big data capabilities to anticipate and respond to consumer trends

John Stratton: EVP and President - Global Enterprise and Consumer Wireline

❖	Oversees the Verizon Wireline business, including direction of all sales, marketing, and operations for Mass Markets, Global Enterprise, and Global Wholesale
•	Leads the delivery of industry-leading performance for consumer and business customers
•	Leads organizations in operating efficiently and cost-effectively in the core network, and directs the enablement of next generation products to drive sustainable revenue
•	Drives revenue growth and expands market leadership through the implementation of new products and services as well as improvements to and the evolution of current offerings
•	Leads improvement of service delivery through leveraging key systems and platforms
❖	Executes and delivers on the strategy for Verizon products and is a key contributor to the firm’s long-term vision
•	Leverages Verizon’s investment in technology to provide an industry-leading level of connectivity to consumers
•	Establishes business priorities and key metrics for continued growth and advancement of the organization, and leverages Verizon’s big data capabilities to anticipate and respond to consumer trends

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Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014 (Continued)

Roy Chestnutt: EVP - Strategy, Development and Planning

❖	Oversees the formulation of Verizon’s strategic plan addressing new markets, solution areas and services that capitalize on the Company’s assets, capabilities and brand across all lines of business
•	Manages strategic planning and governance priorities, including linkage of strategic initiatives with Verizon financial planning, corporate-wide risk assessment and the Board of Directors
•	Leads the identification, analysis and assessment of dominant industry and technology trends and developments and their implications for Verizon’s growth and industry leadership
❖	Responsible for implementation of Verizon’s overall corporate strategy, including business development, joint ventures, strategic investments, acquisitions and divestitures
•	Leads the identification and analysis of business opportunities such as acquisition and divestiture transactions, strategic commercial relationships and venture fund investments
•	Guides Verizon businesses in formulating and executing strategies that focus on the identification and creation of new revenue opportunities

Roger Gurnani: EVP and Chief Information Officer

❖	Directs development and implementation of Verizon’s information technology roadmap, strategy and implementation
•	Oversees the capital plan, strategy, architecture, development and management of the information systems portfolio enabling marketing, sales, delivery and assurance of the nation’s largest 4G LTE network, voice, data and video services
•	Drives technology convergence and migration
•	Directs the creation, testing, and implementation of new products, including digital technology, mobility platforms, and data analysis
❖	Oversees IT systems functions worldwide
•	Includes systems development, IT services, data center management and data security, quality assurance, implementation of new products and services, regulatory compliance and technology standards
❖	Key contributor to the corporate strategic plan and long-term vision
•	Includes business enablement, core infrastructure and applications, customer-facing platforms, products and services development and support

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Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014 (Continued)

Randal Milch: EVP - Public Policy and General Counsel

❖	Oversees Verizon’s legal activities
•	Provides guidance and strategy on all legal matters for Verizon and directs the protection of the Company’s rights in all proceedings, including litigation, intellectual property, mergers and acquisitions, and labor relations
•	Directs Corporate Secretary activities and oversees Board proceedings
❖	Oversees Verizon’s public policy and regulatory compliance strategies
•	Directs global public policy, federal legislative affairs, federal regulatory affairs, strategic alliances, national security, privacy, and corporate citizenship
•	Provides guidance on policy implementation to ensure all business practices and dealings meet regulatory requirements and protect the Company from legal action
❖	Key contributor to the corporate strategic plan and long-term vision
•	Provides strategic assistance to senior management in long-term planning and the highest level of technical guidance regarding highly complex legal matters and approaches to critical issues, including high-risk high-profile transactions

Marc Reed: EVP and Chief Administrative Officer

❖	Leads the design, development, implementation of all human resources strategies, policies, programs, procedures and activities for Verizon, including employment, compensation and benefits, employee and labor relations, regulatory compliance, training, and employee services
•	Formulates human resources plans that drive optimal workforce engagement and a culture of excellence to achieve Verizon’s goals and objectives
•	Leverages technology to support operational efficiency, enable employee/manager self-service and engagement, and provide real-time human capital metrics to inform strategic decision making
❖	Oversees Supply Chain Services, Real Estate and Fleet Operations to most effectively and efficiently leverage Verizon’s assets and resources
•	Establishes overall policy and strategic approach, metrics and priorities for each organization
•	Ensures that each organization is utilizing best-in-class standards and processes to optimize execution and delivery of services
❖	Key contributor to the corporate strategic plan and long-term vision for talent
•	Provides the highest level of technical guidance on talent management, changes needed to implement and drive the corporate business plan, and grooming of future leaders

Verizon Communications Inc. September 22, 2015	File No. 1-08606 Page 16 of 20

Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014 (Continued)

Anthony Melone: EVP and Chief Technology Officer

❖	Leads Network and Technology operations globally, providing the technology backbone enabling Verizon to provide superior solutions and services to customers
•	Develops technology standards, identifies and promotes technology convergence, technology migration and/or new product development
•	Leads the strategic evolution of technology for the Wireless and Wireline networks, including spectrum strategy
❖	Oversees engineering, operations for all networks worldwide
•	Leads the planning and design of Verizon’s global voice, data and IP networks
•	Oversees key infrastructure vendors to drive roadmaps to provide needed feature/functionality and cost efficiencies
❖	Key contributor to the corporate strategic plan and long-term vision
•	Ensures that Network and Technology initiatives support corporate strategic goals and align with the Company’s competitive objectives

Marni Walden: EVP and President - Product and New Business Innovation

❖	Leads all phases of new product development strategy
•	Drives innovation and leverages core assets across Verizon to deliver innovative and best-in-class products, sharpen competitiveness, and drive consumer awareness
•	Cultivates and leverages Verizon’s innovative capabilities in big data to anticipate and develop technology solutions and services in response to consumer trends in balance with “blue sky” thinking
•	Develops new product rollout roadmap, including commercial viability and profitability
❖	End-to-end ownership of Verizon products
•	Leads creation of new revenue streams
•	Increases revenue of existing products through directing the development of improvements and evolutions of current offerings
•	Identifies businesses for acquisition and incubates to allow for increased scalable efficiencies in product offerings and lifecycle management
❖	Key contributor to the corporate strategic plan and long-term vision
•	Provides strategic assistance to senior management in long-term planning and ensures product and new business development strategy is aligned with corporate goals

Verizon Communications Inc. September 22, 2015	File No. 1-08606 Page 17 of 20

Exhibit A (Continued)

Verizon Leadership Team Roles and Responsibilities December 31, 2014 (Continued)

Diego Scotti: EVP and Chief Marketing Officer

❖	Directs development and implementation of Verizon’s global brand strategy
•	Articulates the Verizon brand
•	Provides linkage between product development innovations and the customer-focused operations of the business units to create consumer awareness and advocacy and drive customer preference and a consistent customer experience
•	Leverages Verizon’s latest innovative capabilities in big data and digital marketing to augment customer insights and business intelligence activities and measure level of customer engagement in order to make real-time decisions
•	Oversees creative development, agency management, media and employee communications
•	Oversees the Verizon Foundation focused on social change and social responsibility activities
❖	Key contributor to the corporate strategic plan and long-term vision
•	Provides strategic assistance to senior management in long-term planning to support Verizon’s brand and on-going customer engagement and connection with the Verizon experience
•	Provides the highest level of technical advice on marketing and customer analysis (e.g., entering and exiting markets and new business development)

Verizon Communications Inc. September 22, 2015	File No. 1-08606 Page 18 of 20

Exhibit B

Verizon Leadership Team Effective First Quarter 2015 (1)

(1)	as reflected in HR records
*	Denotes no change from prior role description
**	Incumbent changed, no change from prior role description

Verizon Communications Inc. September 22, 2015	File No. 1-08606 Page 19 of 20

Exhibit B (Continued)

Verizon Leadership Team Roles and Responsibilities Effective First Quarter 2015

John Stratton: EVP and President of Operations

❖	Oversees the Verizon Wireless and Wireline businesses, including direction of all sales, marketing, and operations for the United States’ largest and most reliable 4G LTE network, Mass Markets, Global Enterprise, and Global Wholesale
•	Leads the delivery of industry-leading performance for consumer and business customers
•	Leads organizations in operating efficiently and cost-effectively in the core network, and directs the enablement of next generation products to drive sustainable revenue
•	Drives revenue growth and expands market leadership through the implementation of new products and services as well as improvements to and the evolution of current offerings
•	Leads improvement of service delivery through leveraging key systems and platforms
❖	Executes and delivers on the strategy for Verizon products and is a key contributor to the firm’s long-term vision
•	Leverages Verizon’s investment in technology to provide an industry-leading level of connectivity to consumers
•	Establishes business priorities and key metrics for continued growth and advancement of the organization, and leverages Verizon’s big data capabilities to anticipate and respond to consumer trends

Roger Gurnani: EVP and Chief Information and Technology Architect

❖	Directs development and implementation of Verizon’s technology roadmap and strategy
•	Oversees the capital plan, platform integrity, and technology architecture
•	Drives technology convergence and migration
•	Develops and promotes Verizon’s product portfolio vision, and directs the creation, testing, and implementation of new products, including digital technology, mobility platforms, and data analysis
❖	Oversees engineering, operations and IT systems functions for all networks worldwide
•	Includes infrastructure development and maintenance, systems development and stability, IT services, data center management and data security, quality assurance, implementation of new products and services, regulatory compliance and technology standards
❖	Key contributor to the corporate strategic plan and long-term vision
•	Includes business enablement, core infrastructure and applications, customer-facing platforms, products and services development and support

Verizon Communications Inc. September 22, 2015	File No. 1-08606 Page 20 of 20

Exhibit B (Continued)

Verizon Leadership Team Roles and Responsibilities Effective First Quarter 2015 (Continued)

Daniel Mead: EVP and President of Strategic Initiatives

❖	Responsible for directing the transfer of Verizon’s consumer and mass business operations in California, Florida and Texas to Frontier Communications
•	Under a definitive agreement reached with Verizon in February 2015, Frontier Communications will purchase those assets for approximately $10.54 billion